Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

     Subject Company:
Compass Bancshares, Inc.
(Commission File no. 1-31272)

The slides below form part of a presentation utilized by representatives of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) in connection with its annual shareholders’ meeting. Such slides, which include information pertaining to the acquisition of Compass Bancshares, Inc., are hereby filed by BBVA pursuant to Rule 425 under the Securities Act of 1933.

BBVA 150 Anos

UNITED STATES

Laredo National Bank                            >           2004

Texas Regional and State National               >           2006

Compass                                         >           2007

Following the Compass Acquisition                                 BBVA 150 Anos

                                   [US Map]

We will be the #1 regional bank
in the "Sun belt"

# Following the Compass Acquisition

WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
ME
VT
MA
RI
NJ
DE
DC MD

D 2006 has been a fiscal year marked by                           BBVA 150 Anos
  strategic operations

Shareholdings sale                               2.962 m Euro

Investment in growing markets                    TRB + SNB 2.100 m Euro

                                                 CITIC 1.000 m Euro

                                                 Compass 7.400 m Euro

Increase of capital                              3.000 m Euro

# D 2006 has been a fiscal year marked by strategic operations

BBVA 150 años

| | |
|---|---|
| Shareholdings sale | 2.962 m € |
| Investment in growing markets | TRB + SNB 2.100 m € |
| | CITIC 1.000 m € |
| | Compass 7.400 m € |
| Increase of capital | 3.000 m € |

BBVA USA: a great project                                         BBVA 150 Anos

      [Laredo National Bank Logo] [TEXAS REGIONAL BANCSHARES, INC. Logo]
                [STATE NATIONAL BANK Logo] [Compass Bank Logo]

                      Approximately 10.300 m Euro investment

1st regional bank in Texas         $46 million in loans
14,132 employees                   667 offices

                     BBVA: 19th bank in the United States

Note: No. 19 in market capitalization

# BBVA USA: a great project

Laredo National Bank

TEXAS REGIONAL BANCSHARES, INC.

STATE NATIONAL BANK

Compass Bank

**Approximately 10.300 m € investment**

**BBVA: 19th bank in the United States**

Note: No. 19 in market capitalization

Forward-Looking Statements

     This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC. BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department. BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

     BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on July 7, 2006, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.